Filed pursuant to Rule 253(g)(2)

File No. 024-10782

Supplement No. 2

to the

OFFERING CIRCULAR FOR

TULSA REAL ESTATE FUND, LLC (the “Company”)

On August 8, 2018, the Company entered into a purchase and sale agreement for the property located at 3015 R. N Martin Street, East Point, Georgia. The Company is intending to purchase the property for $2,100,000, cash offer. The Company made an earnest money deposit of $25,000. The Company previously filed a 1-U/A on September 4, 2018 announcing the intent to purchase the property.

The property includes a 20,949 square foot warehouse building and was built in 1969. It includes 2.6 acres. It was independently appraised for $2,500,000.

On Monday, October 15, 2018, the Company took possession of the acquisition through a special purpose entity named “TREF Legacy Center, LLC” of which the Company is the sole member. The Manager of the Company, Tulsa Founders, LLC, provided the due diligence funds required. The Manager will be reimbursed for these advanced funds at a later date and will provide an accounting of the due diligence costs that were required.

The property is tentatively named “Legacy Center.” The Manager expects the renovation of the property to be approximately $500,000 in order for it to operate as a small business incubator and community training center. The Company believes the property will generate revenue through rental income from local businesses and as a shared workspace for local entrepreneurs.

The Company hopes to also lease out the space as a film and television production studio, event center and training facility.